Exhibit 99.2

Genius Group Appoints Tech Veteran Rav Karwal as Chief Revenue Officer

SINGAPORE – June 27, 2022 – Genius Group Limited (“Genius Group” or the “Company”) (NYSE American: GNS), a world-leading entrepreneur Edtech and education group, today announced the appointment of Rav Karwal as Chief Revenue Officer of the Company, effective June 29, 2022.

Mr. Karwal is an entrepreneurial executive with a successful track record leading revenue, sales, and other go-to-market strategies at early to later-stage tech ventures, including HGM, Hyrecar, Exela, Apprion, and Scholast iSoft. During his time working with portfolio companies in private equity and as a cofounder of two start-ups, Mr. Karwal consistently drove exponential revenue growth across numerous industry sectors.

“We are excited to welcome Rav to the Genius Group team,” commented Roger James Hamilton, Founder and CEO of Genius Group. “His track record of performance is stellar with a history of growing the revenues of global tech platforms through innovative growth strategies. Rav will provide immense value to Genius Group as we continue our mission of disrupting the current education model with a more student-centered, entrepreneurial, life-long learning curriculum.”

“I look forward to playing an important role in the growth of Genius Group moving forward,” added Mr. Karwal. “Roger and the Genius Group team are executing on a bold vision for the future of global education, and I’m excited to be a joining the company.”

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has over 2.9 million students in 200 countries, ranging from ages 0 to 100. The group includes four pre-IPO companies (the “Pre-IPO Group”), and four companies acquired at the time of, or shortly after, the closing of the company’s initial public offering (the “IPO Acquisitions”).

The entrepreneur education system of our Pre-IPO Group has been delivered virtually and in-person, in multiple languages, locally and globally mainly via the Pre-IPO Group’s artificial intelligence (AI)-powered, personalized GeniusU Edtech platform to adults seeking to grow their entrepreneur and leadership skills.

The Pre-IPO Group includes Genius Group, GeniusU, Entrepreneurs Institute and Entrepreneur Resorts. This group of entrepreneur education companies has grown through organic growth and acquisitions, with a focus on adding value to each company through GeniusU, which is being developed to provide AI-driven personal recommendations and guidance for each student. The Pre-IPO Group is now expanding its education system to age groups beyond its current adult audience, to children and young adults. The four IPO Acquisitions are the first step towards this. They include: Education Angels, which provides early learning in New Zealand for children from 0-5 years old; E-Square, which provides primary and secondary school education in South Africa; University of Antelope Valley, which provides vocational certifications and university degrees in California, USA; and Property Investors Network, which provides property investment courses and events in England.

Genius Group’s current plan is to combine the education programs of the IPO Acquisitions with its current education programs and Edtech platform as part of one lifelong learning system, and it has selected these acquisitions because they already share aspects of the Genius curriculum and its focus on entrepreneur education.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements”. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s final prospectus for its initial public offering filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Investor Contact:

Dave Gentry

RedChip Companies, Inc.

Phone: +1 407 4914498

GNS@redchip.com